SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DHT Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Nick Fell
BW Group Limited
Mapletree Business City, #18-01
10 Pasir Panjang Road Singapore 117438
Telephone: +65 (0) 6434 5818
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2018 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
BW Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
49,171,676

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
49,171,676

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,171,676

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This percentage is based on a total of 143,572,543 Shares outstanding as of March 31, 2018, as reported in Exhibit 99.1 to Form 6-K filed by the Issuer on May 9, 2018.

CUSIP No. Y2065G121	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a) under the Act, with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of DHT Holdings, Inc., a company incorporated in the Republic of the Marshall Islands (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.  This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2017 (the “Original Schedule 13D,” and collectively with this Amendment No. 1, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the shares of Common Stock reported herein came from the working capital of BWG.  A total of approximately $5,393,273.25, excluding commissions, was paid for the shares of Common Stock acquired since the Original Schedule 13D.  No borrowed funds were used to purchase the Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:
(a)	As of May 10, 2018, BWG may be deemed to beneficially own 49,171,676 shares of Common Stock, representing approximately 34.2% of the outstanding shares of Common Stock.

The foregoing beneficial ownership percentage is based on a total of 143,572,543 Shares outstanding as of March 31, 2018, as reported in Exhibit 99.1 to Form 6-K filed by the Issuer on May 9, 2018.

(b)	BWG has sole voting power and sole dispositive power over 49,171,676 shares of Common Stock.

(c)	On May 9, 2018, BWG purchased 100,000 shares of Common Stock at a price of $3.8958 per share of Common Stock. On May 10, 2018, BWG purchased 150,000 shares of Common Stock at a price of $3.8946 per share of Common Stock. These transactions were effected in the open market through a broker.

CUSIP No. Y2065G121	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  May 14, 2018

BW Group Limited
By:	/s/ Nicholas John Oxleigh Fell
	Name:	Nicholas John Oxleigh Fell
	Title:	Authorized Signatory